S&W Seed Company
106 K Street, Suite 300
Sacramento, California 95814

February 12, 2018

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sonia Bednarowski
        Justin Dobbie

Re: S&W Seed Company (the "Company")
       Registration Statement on Form S-3
       Filed February 7, 2018
       File No. 333-222916

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 p.m. Eastern Time on February 14, 2018 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Steven M. Przesmicki of Cooley LLP at (858) 550-6070.

Very truly yours,

S&W Seed Company

/s/ Matthew K. Szot
Matthew K. Szot
Executive Vice President, Finance and Administration
and Chief Financial Officer